UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41611

Hesai Group

10th Floor, Building A

No. 658 Zhaohua Road, Changning District

Shanghai 200050

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒                Form 40-F     ☐

Exhibit Index

99.1	Press Release — Hesai Group Reports Third Quarter 2024 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hesai Group

By	:	/s/ Yifan Li
Name	:	Yifan Li
Title	:	Chief Executive Officer

Date: November 26, 2024